SUBJECT COMPANY:

COMPANY DATA:
	COMPANY CONFORMED NAME:	AMERICAN LOCKER GROUP
					INCORPORATED
	CENTRAL INDEX KEY:	0000008855
	STANDARD INDUSTRIAL CLASSIFICATION:
	IRS NUMBER:				16-0338330
	STATE OF INCORPORATION:		DELAWARE
	FISCAL YEAR END:			1231

FILING VALUES:
	FORM TYPE:					SC 13D
	SEC ACT:
	SEC FILE NUMBER:
	FILM NUMBER:

BUSINESS ADDRESS:
	STREET 1:					608 ALLEN STREET
	STREET 2:
	CITY:						JAMESTOWN
	STATE:					NY
	ZIP:						14701-3966
	BUSINESS PHONE:				716-664-9600

MAIL ADDRESS:
	STREET 1:					608 ALLEN STREET
	STREET 2:
	CITY:						JAMESTOWN
	STATE:					NY
	ZIP:						14701-3966
	BUSINESS PHONE:				716-664-9600

E-MAIL ADDRESS:				LJGSMP@AOL.COM
APPLICANT IS A:					FILER
[X]							INITIAL FILER
IRS NUMBER:					13-3100474
TELEPHONE NUMBER:				914-833-0875
PERSON TO RECEIVE EDGAR
INFORMATION, INQUIRIES & CODES:		LAWRENCE J. GOLDSTEIN

PERSON TO RECEIVE SEC ACCOUNT
INFORMATION & BILLING INVOICES:		LAWRENCE J. GOLDSTEIN

SIGNATURE: 					LAWRENCE J. GOLDSTEIN
POSITION OR TITLE:				GENERAL PARTNER
DATE:							11/11/00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASINGTON, D.C.  20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934


NAME OF ISSUER:		AMERICAN LOCKER GROUP INCORPORATED
TITLE OF CLASS OF SECURITIES: 	COMMON STOCK, $1 PAR VALUE
CUSIP NUMBER:				027284108


AUTHORIZED TO RECEIVE
NOTICES & COMMUNICATIONS:	LAWRENCE J. GOLDSTEIN
						1865 PALMER AVENUE
						LARCHMONT, NY  10538
						(914) 833-0875


DATE OF EVENT WHICH REQUIRES
FILING OF THIS STATEMENT:		NOVEMBER 1, 2000
--------------------------------------------
CUSIP NUMBER:				027284108
--------------------------------------------
1. NAME OF REPORTING PERSONS. IRS IDENTIFICATION NUMBERS:
SANTA MONICA PARTNERS LP 		13-3100474
--------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

-----------------------------------------
3. SEC USE ONLY

-----------------------------------------
4. SOURCE OF FUNDS:  WC
-----------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED TO ITEMS
2(d) OR 2 (e)
-----------------------------------------

6. CITIZONSHIP OR PLACE OF ORGANIZATION
NEW YORK
----------------------------------------
NUMBER OF		 7.  SOLE VOTING POWER
SHARES				119,500
BENEFICIALLY	--------------------------------------------------------------
OWENED BY		 8.  SHARE VOTING POWER
EACH					0
REPORTING		--------------------------------------------------------------
PERSON		 9.  SOLE DISPOSITIVE POWER
WITH						119,500
			--------------------------------------------------------------
	10.  SHARED DISPOSITIVE POWER
				0
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
     					119,500
--------------------------------------------------------------------------------
12. CHECK IF THE AFFREGATE AMOUNT IN ROW (11) EXCLUDES CENTAIN
       SHARES
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.76%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
PN
--------------------------------------------------------------------------------
Item 1.		Security and Issuer
		Common stock, par value $1 per shares, of American Locker Group
Inc., which has its principal offices at 608 Allen Street, Jamestown, New
York 14701

Item 2.		Identity and Background

	Santa Monica Partners, L.P. ("Santa Monica"). Santa Monica is organized under the laws of New York, its principal business is Investments and the address of its principal place of business and Principal office is 1865 Palmer Avenue, Larchmont, New York, 10538.

	Santa Monica has not during the last five years been convicted in a criminal proceeding and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

The following information is provided as to the sole General Partner of Santa Monica:

(A) Lawrence J. Goldstein

(B) 1865 Palmer Avenue, Larchmont, N.Y. 10538


(C) General Partner, Santa Monica Partners, L.P., 1865 Palmer Avenue, Larchmont, N.Y. 10538

(D) During the past five years, such person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).


(E) During the past five years, such person was not a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibition or mandating activities subject to Federal or State Securities laws or finding any violations with respect to such laws.

(F) U.S. Citizenship.

Item 3.		Source and Amount of Funds or Other Consideration

The source of all funds for purchases was working capital of Santa Monica Partners, L.P.

Item 4.		Purpose of the Transaction

Santa Monica had acquired the shares for investment purposes.
Santa Monica intends to review on a continuing basis its investment in the Issuer and may, depending upon its evaluation of the Issuer's business and prospects and upon future development, determine to increase or decrease, or continue to hold as an investment or dispose of the investment in the Issuer.

Item 5.		Interest in Securities of the Issuer

(A) 119,500 shares, constituting 5.76% of the outstanding common stock of the issuer.

(B) Items 7,8,9, and 10 of the second part of the cover page are hereby incorporated by reference.

(C) Santa Monica made the following purchases in the open market:
					Number of Shares
Date of Transaction 		  Purchased			Price per share
November 1, 2000			11,100				$5.29
November 6, 2000			10,000				$5.8712

Item 6.
	Contracts, Arrangements, Understandings or Relationship to Securities of the Issuer

 Neither Santa Monica nor Mr. Goldstein has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the issuer, including, but not limited to the transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss or the giving or withholding of proxies.

Item 7. 	Material to be filed as Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge I certify that the information set forth in this statement is correct.

November 11, 2000


SANTA MONICA PARTNERS LP

						By: 	/s/ Lawrence J. Goldstein
								Lawrence J. Goldstein
								General Partner

SCHEDULE I
DIRECTORS AND EXECUTIVE OFFICERS OF
SANTA MONICA PARTNERS L.P.